Exhibit 99.1

TO WHOM I T MAY CONCERN NOTICE I S HEREBY GIVEN that the m i nutes set out below and the order of the Grand Court of the Cayman Islands dated 16 September 2025 w i th respect to the reduct i on of share capital of M i croAlgo I n c. was duly registered on 19 September 2025 by the Reg i strar of Companies of the cayman I slands in compliance with all requ irements of the Companies Act ( Revise d ) . Minute "TAKE NOT I CE that at an Extraordinary General Meeting of the shareholders of the Company he l d on 2 July 2025, the following special reso l ution was passed: I T WAS RESOLVED, AS A SPEC I AL RESOLUT ION, THAT : (i) immediately subsequent to the i mplementation of the Share Conso l i dation and the Increase of Capital and ( i i ) subject to and cond i tional upon, amongst other th i ngs, approval from the Grand Court of the Cayman I s l ands of the Capital Reduction (as defined below) ; (iii) reg i stration by the Registrar of Companies of Cayman I s l ands of the order of the Court confirmi ng the Cap i tal Reduction and the m i nute approved by the Court containing the particulars requ i red under the Companies Act ( Revise d ) of the Cayman I slands (the "Companies Act" ) i n respect of the Capital Reduction and compliance w i th any conditions the Court may i mpose ; (iv) compliance with the relevant procedures and requirements under the applicable l aws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be requ i red in respect of the Cap i tal Reduction and Reorganization (as defined below) , with effect from the date on wh i ch these cond i t i ons are fulfill : (a) the par value of each of the then i ssued Adjusted Shares should be reduced from US $ 6 . 00 to US $ 0 . 0000001 by cancelling the paid - up capital of the Company to the extent of US $ 5 . 9999999 on each of the then issued Adjusted Shares ( the "Capital Reduct i on" ) ; (b) the credit aris i ng from the Capital Reduction be transferred to a distributable reserve account of the Company wh i ch may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, inc l uding, without lim i tation, eliminating or setting off any accumulated l osses of the Company ( i f an y ) from t i me to time ; (c) immediate l y after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US $ 6 . 00 each be sub - d i vided i nto 60 , 000 , 000 shares of a par value of US $ 0 . 0000001 each ( the · Share Sub - Division· ) ; (d) immediate l y fo l lowing the Capital Reduction and the Share Sub - Divis i on, the authorised share capital of the Company be changed ; FROM : US $ 6 , 000 , 000 , 000 divided into 1 , 000 , 000 , 000 shares comprising of (i) 800 , 000 , 000 Class A Ordinary Shares of a par value of US $ 6 . 00 each, and (i i ) 200 , 000 , 000 Class B Ordinary Shares of a par value of US $ 6 . 00 each, TO : US $ 100 divided into 1 , 000 , 000 , 000 shares compris i ng of ( i ) 800 , 000 , 000 Class A Ord i nary Shares of a par value of US $ 0 . 0000001 each ( the "New C l ass A Ordinary Shares" ) , and (i i ) 200 , 000 , 000 Class B Ord i nary Shares of a par va l ue of US $ 0 . 0000001 each (the "New Class B Ordinary Shares" ) , by cancelling the excess authorized but unissued shares in the authorized share capital of the Company ( the steps above shall be collective l y referred to as the "Cap i tal Reduction and Reorganisation" ) ; each of the New Class A Ordinary Shares and the New C l ass B Ordinary Shares aris i ng from the Capital Reduction and Reorganization shall rank pari passu i n all respects w i th each other respect i vely and shal l have the rights and priv i leges and be subject to the restr i ctions ascontained i n the Memorandum and Articles ; and any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and th i ngs and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganizat i on and any of the foregoing steps and of administrat i ve nature, on behalf of the Company, inc l uding under seal where appl icable, as he/she/they consider necessary, desirab l e or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and {where app l icabl e ) to aggregate all fract i onal New Class A Ordinary Shares and New C l ass B Ordinary Shares and sell them for the benefits of the Company . The Chairperson announced t h at the special resolution was duly passed by a majority of not less than two - thirds of the shareholders present and vot i ng in person or by proxy, in that : 57,960 ,208 voted FOR 6 , 026,447 voted AGAINST " By order of the Board MicroA l go I n c. Min Shu Director and Chief Execut i ve Officer M i croA l go I n c. filt 1J * '. † :.f i lf ffi"2$ · B 2025 9 Jl 19 El ffi lffl M i } ttffit 2 .PJ T nl.>Eif /JX;I E 1l: 0 ( 1} C fil" ) ) • •· • • • : ro m& • • • • : & 0 • 1 ' • # *· :f ! fi l 1 ' li lffl ma57':: 1ttlifilt* IJ C> EJ t 1 ' :5c ) : ( iii ) lffl M 1 } ttiff i 1l: IDt* U 2 $ · P J. & > ti: llti lffl M ( 1} ( fil"* ) ) ( l ' fM f i} J ) m.J:Efilt * . P .ff ffla \ J't" · m'tj' ii j • J.rn2ff fiil f 1 4 : (iv) m lff l M m AAJ:EZ ffi!Hfiff; >.l< P J . l'.W* IJ ) & ( v) gt · * IJ & kt † . C > E J t l' ) ' c ) - - ft!! . 1 : J " rn:J ? fr 2 . 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